Filed Pursuant to Rule 433
Registration No. 333-223187
May 6, 2020
Supplementing
Preliminary Prospectus Supplement Dated May 6, 2020
To Prospectus Dated February 23, 2018

Loews Corporation $500,000,000 3.200% Senior Notes due 2030

Issuer:	Loews Corporation
Offering Format:	SEC registered
Securities:	3.200% Senior Notes due 2030
Security Type:	Senior unsecured fixed rate notes
Ratings (Moody’s/S&P/Fitch):*	A3 / A / A
Trade Date:	May 6, 2020
Settlement Date:	May 8, 2020 (T+2)
Maturity Date:	May 15, 2030
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020
Principal Amount:	$500,000,000
Treasury Benchmark:	1.500% due February 15, 2030
Treasury Benchmark Yield:	0.713%
Spread to Treasury Benchmark:	+250 bps
Yield to Maturity:	3.213%
Coupon:	3.200%
Price to Public:	99.889%
Make-Whole Call:	Make-whole redemption at any time prior to February 15, 2030 at a discount rate of U.S. Treasury + 40 bps.
Par Call:
If the Notes are redeemed on or after February 15, 2030, the Issuer will pay a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued interest to the date of redemption.

CUSIP / ISIN:	540424AT5 / US540424AT59
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:
J.P. Morgan Securities LLC
Barclays Capital Inc.
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
SunTrust Robinson Humphrey, Inc.
BofA Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
TD Securities (USA) LLC

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* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the book-running managers of the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll free at 1-888-603-5847, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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